NSAI NETHERLAND, SEWELL & ASSOCIATES, INC.
WORLDWIDE PETROLEUM CONSULTANTS
ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS

March 12, 2012

Mr. Jeffrey Walters
Adira Energy Ltd
Aba Hillel Silver #12
Ramat Gan 52506
Israel

Dear Mr. Walters:

As independent consultants, Netherland, Sewell & Associates, Inc. hereby grants permission to Adira Energy Ltd to use our reports dated March 12, 2012, in public reports to be filed with the Israel Securities Authority. The first report contains our estimates of the gross (100 percent) contingent and prospective resources, as of March 1, 2012, for discoveries and prospects located in Block 378 (Gabriella), offshore Israel. The second report contains our estimates of the unrisked gross (100 percent) prospective resources, as of March 1, 2012, for three prospective reservoirs located in Block 380 (Yitzhak), offshore Israel.

Sincerely,

**NETHERLAND, SEWELL & ASSOCIATES, INC.**

By: ______________________
Danny D. Simmons, P.E.
President and Chief Operating Officer

RBT:DEG